Mail Stop 7010


June 30, 2005


Via U.S. mail and facsimile

Mr. David Eliason
President
Eliason Funding Corporation
548 Highway 155
St. Germain, WI 54558

Re: 	Eliason Funding Corporation
Registration Statement on Form SB-2
Filed June 6, 2005
File No. 333-125542

Dear Mr. Eliason:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that your primary business plan is to originate loans to your affiliates for the purpose of acquiring and managing real estate. However, the disclosure throughout your prospectus, and in particular in the Summary and Risk Factors sections, appears to indicate that you plan to focus on originating loans to third parties. Please revise accordingly.
2. Please provide updated financial statements. Specifically, the interim financial statements for the period ended March 31, 2005 should be included. Reference Item 310(g) of Regulation S-B.

3. Please provide the report of your registered independent public accounting firm and their related consent with conformed signatures.

4. Certain sentences in your prospectus have embedded lists in paragraph form. See, for example and without limitation, pages one,
15, 19, 20, 21, 22, 23, 24 and II-1. Rather than include these lists in a paragraph, please break them out into bullet points, with one bullet point for each list item.

5. Please identify the affiliates to which you will originate loans.

Prospectus Summary, page 1

6. Please provide the telephone number of your principal executive offices. See Item 503(b) of Regulation S-B.

Risk Factors, page 3

7. We note your disclosure in the third and fourth sentences of your introductory paragraph that the risks disclosed in this section are not the only ones you face and that there may be additional risks. Please delete this disclosure. You must disclose all of the risks that you believe are material at this time.

8. Many of your risk factors include disclosure that repeats risks that you discuss elsewhere in this section. See, for example and without limitation, risk factors nine, 17, 26 and 27. Please revise to delete duplicative risk factor disclosure.

We have significant exposure to adverse events occurring in the real estate..., page 3

9. Please either disclose the "risks of the real estate industry" or clarify by cross reference to these risks.

Real Estate and/or personal guarantees used as collateral on the loans..., page 4

10. It appears that you intend to collateralize your loans with second priority deeds of trust or mortgages. Please clarify that you will likely hold a second priority position and discuss the risks associated with this position of seniority. Please also revise the disclosure throughout your prospectus to clarify that you intend to obtain second priority deeds of trust or mortgages to collateralize your loans, rather than obtaining first priority positions.
Our liquidity and profitability will be adversely affected if we foreclose..., page 4

11. Please provide specific examples of the circumstances under which a borrower could be relieved of its obligations by principles of equity or by statute.

We are dependent on key personnel and may be required to hire additional..., page 5

12. You should not present risks that could apply to any issuer or any offering. The risk you disclose in this risk factor could apply to any company. Please clearly explain how this specific risk applies to your company or delete it. Please also comply with this comment in risk factors 11, 13 and 27.

We are not required to sell all of the notes to consummate this offering..., page 8

13. Please disclose the minimum amount of notes you believe you must sell in order to implement your business plan so that an investor may assess the magnitude of the risk described in the third sentence of this risk factor.

There is no established trading market for our notes and you may not..., page 8

14. The risks disclosed in the second paragraph of this risk factor merely state facts about the notes and do not describe the actual risk to investors. In addition, the risks should stand alone under their own explanatory subheading. Please revise accordingly.

Use of Proceeds, page 10
Intended Use of Proceeds, page 10

15. We note your disclosure in the second paragraph that you have not allocated the net proceeds because you do not know the total amount of net proceeds that you will receive. Please disclose how you will allocate the net proceeds based on an assumed range of net proceeds.
For example, what would your allocations be if your net proceeds are
$5 million, $10 million, $15 million or $20 million?

Plan of Operation, page 11

16. Please disclose the information required by Items 303(a) and
(c)
of Regulation S-B.

Business, page 12

17. Please disclose, if applicable, the information required by Items
101(b)(8) and (b)(9) of Regulation S-B.
18. Under an appropriately titled heading, please describe in reasonable detail the market in which you compete.

19. Please explain the basis for your statements in the last sentence of the "Business Strategy" section and in the last sentence of the "Competition" section.

Business Strategy, page 12

20. Please describe in greater detail your loan originating services and your plans to market these services.

Competition, page 13

21. Please describe the principal methods of competition in your market and how your competition`s advantages over you affect your position in this market.

Management Services Agreement, page 13

22. Please describe in greater detail the material terms of the management services agreement. For example, what services does your affiliate provide to you?

Management, page 14

23. Please disclose the information required by Item 402 of Regulation S-B.

24. Please disclose the information required by Item 404 of Regulation S-B. In this regard, please disclose the materials terms of the agreement referenced in Note D to your financial statements on page F-7.

Directors and Executive Officers, page 14

25. It appears that Brian E. Eliason is a director of your company.
Please revise this section accordingly.

26. Please describe in greater detail Mr. Donald R. Eliason`s business experience during the past five years. In addition, please disclose the period during which he has served as a director of your company. See Item 401 of Regulation S-B.

27. Please disclose Mr. Holcombe`s business experience between November 2003 and March 2005. Please also clarify the period during which he was employed by Foley & Lardner.


Description of the Notes, page 16

28. Please remove the statement in the fourth sentence of the introductory paragraph that the summary is qualified in its entirety by reference to the indenture and the notes. You may incorporate or qualify information inside of your prospectus by reference to information outside of your prospectus only where incorporation or the summary of a document is required. See Rule 411(a) of Regulation
C.

Payments of Interest, page 18

29. Please clarify your disclosure in the second sentence regarding the source of the funds you plan to use to pay interest on the notes.
In this regard, it appears that you may also use the proceeds of this offering to service your debt, as disclosed in the third bullet point under "Use of Proceeds" on page 1.

Rights of Noteholders, page 21

30. Please delete the fifth sentence. Investors are entitled to rely on your disclosure. Please also ensure that you have disclosed the material terms of the indenture as they pertain to the rights of noteholders.

Modification of the Indenture and Supplemental Indentures, page 22

31. Please disclose the exceptions referenced in the first sentence of this section.

Material Federal Income Tax Consequences, page 26

Characterization of the Notes, page 27

32. Item 601(b)(8) of Regulation S-B requires a tax opinion for tax consequences that are material to investors. The characterization of the Notes as debt appears to be material. Please advise.

Plan of Distribution, page 33

Marketing Arrangements, page 33

33. Please disclose whether your officers and directors will rely on the safe harbor from broker dealer registration set forth in Rule 3a4-1 under the Exchange Act. If applicable, please provide an analysis of your basis for your reliance on this safe harbor. In addition, please disclose that your officers and directors may be deemed to be underwriters of your offering within the meaning of that term as defined in Section 2(11) of the Securities Act.
34. Please describe in greater detail how you will conduct your offering.

35. Please disclose whether your officers, directors and affiliates may purchase notes in your offering. If so, please disclose the percentage interest in your company that you expect them to purchase.

Where You Can Find Additional Information, page 33

36. Please delete the fourth sentence of the first paragraph.
Your
disclosure with respect to any contract or other document should be materially complete.

Part II - Information Not Required in Prospectus, page II-1

Item 25. Other Expenses of Issuance and Distribution, page II-1

37. The amount of the line item entitled "SEC Registration Fees" does not match the amount of the registration fee stated on the cover page of your registration statement. Please revise accordingly.

Item 26. Recent Sales of Unregistered Securities, page II-1

38. Please provide the information required by Item 701 of Regulation
S-B with respect to the transaction disclosed in Note 7 to your financial statements.

Item 27. Exhibits, page II-2

39. Please file the agreement referenced in Note D to your financial statements on page F-7 as an exhibit.

40. It appears that the management services agreement is dated
December 31, 2005.  Please revise accordingly.

Item 28. Undertakings, page II-2

41. Please revise paragraph (a)(1)(ii) of your undertakings to provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation S-B.

Signatures

42. Your registration statement must be signed by your principal executive officer, your principal financial officer and your controller or principal accounting officer. In this regard, we note that you did not indicate the capacities in which your officers signed your registration statement. Please revise accordingly.
Exhibit 5.01

43. Please have counsel revise its legal opinion to indicate the state law upon which its opinion is based.

Exhibit 25.1

44. Please advise us as to the authority you relied upon to include the disclaimer set forth under the heading "Note" on page 3.

45. We note that the Item 16 exhibits incorporated by reference do not appear to be listed in the exhibit table of the cited registration statement. Please clarify with more specificity where in registration statement no. 333-67188 one can find the Item 16 exhibits incorporated by reference.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief, at
(202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Geoffrey R. Morgan, Esq.
Michael Best & Friedrich LLP
100 East Wisconsin Avenue, Suite 3300
Milwaukee, WI 53202
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Mr. David Eliason
Eliason Funding Corporation
June 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE